Exhibit 99.1

OFFICER'S CERTIFICATE
ANNUAL STATEMENT OF COMPLIANCE


Reference is hereby made to Long Beach Mortgage Loan
Trust 2003-1 Asset-Backed Certificates, Series 2003-1
(the "Securitization").  Long Beach Mortgage Company
(the "Master Servicer") master services mortgage loans in connection with the Securitization (the "Mortgage
Loans") pursuant to the terms of that certain Pooling and Servicing Agreement dated as of February 1, 2003
(the "Servicing Agreement") by and among Long Beach
Securities Corp., as depositor, the Master Servicer, as master servicer, Federal National Mortgage
Association, as guarantor (the "Guarantor"), and Deutsche Bank National Trust Company, as trustee
(the "Trustee"). Capitalized terms used herein but not defined shall have the meanings assigned to them in the Servicing Agreement.

     I, Troy A. Gotschall, an authorized officer of the Master Servicer, certify for benefit of the Depositor, the Trustee, the Guarantor, the NIMS Insurer and each Rating Agency with respect to the calendar year immediately preceding the date of this Officer's
Certificate (the "Relevant Year"), as follows:

1. A review of the activities of the Master Servicer during the Relevant Year and of performance under the Servicing Agreement has been made under my supervision.

2. To the best of my knowledge, based on such review, the Master Servicer has fulfilled all its obligations under the Servicing Agreement in all material respects throughout the Relevant Year, except as otherwise described below.

3. During 2002, Long Beach became aware of certain irregularities that might exist with respect to the servicing of some of the mortgage loans master serviced by the Master Servicer. The irregularities concerned the miscalculation of, and failure to collect, prepayment fees due with respect to prepaid mortgage loans, the duration of the foreclosure process with respect to certain delinquent mortgage loans, and the collection and remittance to investors of pool insurance policy proceeds.

     Prepayment Fees. Prior to June of 2003, the methods used by the servicer to calculate and collect prepayment fees resulted, in certain instances, in the miscalculation of, and/or failure to collect, prepayment fees owed under the terms of mortgage loan notes.
Changes to the methods used to calculate and collect prepayment fees were instituted in May of 2003.
Consequently, prepayment fees on certain of the loans included in the Securitization that prepaid prior to June 2003 may have been miscalculated and/or not collected. Any prepayments made on any loan in this Securitization after May 2003 have been, and any future prepayment fees will be, calculated and collected in accordance with the new methods. An investigation into miscalculations and failures to collect during the earlier period is continuing. The results of the investigation obtained so far indicate that the actual error rate is much lower than originally thought.

     Foreclosure Delays. The servicer reviewed and, prior to the Securitization, revised its procedures to avoid a recurrence of delays in the foreclosre process for defaulted loans. Consequently, if any mortgage loan in the Securitization should go into default, the procedures in place should ensure that the foreclosure process is conducted in a timely manner.

     Collection of Pool Insurance Claims.  The Master
Servicer believes that the servicer has in place and is following procedures that should ensure that pool insurance claims with respect to loans in the Securitization have been and will be actively pursued and recoveries appropriately remitted to the investor.


DATED as of March 24th, 2004.

/s/:    Troy Gotschall
Name:   Troy Gotschall
Title:  President